Exhibit 4.4

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

MGT CAPITAL INVESTMENTS, INC.
31,640,472 Shares of Common Stock
Offered Pursuant to Rights Distributed to Record Stockholders of
MGT Capital Investments, Inc.

[●] , 2011

Dear Stockholder:

This notice is being distributed by MGT Capital Investments, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.001 per share (the “Common Stock”), at the close of business, on November 21, 2011 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable and non-tradable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock.  The Rights are described in the Company’s Prospectus, dated [●], 2011 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 31,640,472 shares of its Common Stock (the “Underlying Shares”) pursuant to the Prospectus.  The Rights will expire, if not exercised, by 5:00 p.m., New York City Time, on December 23, 2011, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive one (1) Right for every one (1) share of Common Stock owned of record as of the close of business on the Record Date, subject to adjustments to eliminate fractional rights.

Each whole Right allows the holder thereof to subscribe for 0.8 share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $0.025 per share (the “Subscription Price”).  Fractional Rights or cash in lieu of fractional Rights will not be issued in the Rights Offering.  Fractional Rights will be rounded up to the nearest whole number.  As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive 1,000 Rights pursuant to your Basic Subscription Privilege, and you would have the right to purchase 800 shares of Common Stock in the Rights Offering pursuant to your Basic Subscription Privilege.

In addition, each holder of Rights who exercises his Basic Subscription Privilege in full will be eligible to subscribe (the “Oversubscription Privilege”), at the same Subscription Price of $0.025 per share, for additional shares of Common Stock unclaimed by other holders of subscription rights in this offering on a pro rata basis as of 5:00 p.m., New York City Time, on the Expiration Date (the “Excess Shares”).  “Pro rata” means in proportion to the number of shares of Common Stock that all holders of Rights who have fully exercised their Basic Subscription Privileges on their Common Stock holdings have requested to purchase pursuant to their respective Oversubscription Privileges.  Each holder of Rights may exercise his Oversubscription Privilege only if he exercised his Rights under the Basic Subscription Privilege in full and other holders of Rights do not exercise their Rights under the Basic Subscription Privilege in full.  If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Oversubscription Privilege, the Company will allocate the remaining Excess Shares    pro rata  , after eliminating all fractional shares, among those Rights holders who exercised their Oversubscription Privileges.  For the purposes of determining their eligibility for the Oversubscription Privilege, holders will be deemed to have exercised their Basic Subscription Privilege in full if they subscribe for the maximum number of Underlying Shares available under their Basic Subscription Privilege. For example, if X shareholder subscribes for 20 shares and Y shareholder subscribes for 30 shares pursuant to their oversubscription privileges, and there are only 30 shares available for oversubscription, X would receive the right to purchase 20/50 of the 30 shares available for oversubscription and Y would receive the right to purchase 30/50 of the 30 shares available for oversubscription.  See “The Rights Offering-Subscription Rights-Oversubscription Privilege” in the Prospectus.

The Rights are evidenced by subscription rights certificates (the “Subscription Rights Certificates”).  Rights may not be sold, transferred, or assigned;  provided ,  however , that Rights are transferable by operation of law (for example, a transfer of Rights to the estate of a recipient upon the recipient’s death).

Enclosed are copies of the following documents:

1.           Prospectus;

2.           Subscription Rights Certificate;

3.           Instructions for Use of MGT Capital Investments, Inc. Subscription Rights Certificates; and

4.          A return envelope addressed to VStock Transfer, LLC, the Subscription Agent.

Your prompt action is requested.  To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to the Subscription Agent, as indicated in the Prospectus.  The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., New York City Time, on the Expiration Date.   See the sections entitled “The Rights Offering - Method of Exercising Subscription Rights” and “The Rights Offering - Method of Payment” in the Prospectus.  A Rights holder cannot revoke or change the exercise of his Rights. Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from the Information Agent, Alliance Advisors, LLC.  The Information Agent's telephone number is +1 877-777-8211 (U.S. and Canada toll free), and +1 973-873-7779 (worldwide collect).

Very truly yours,

MGT CAPITAL INVESTMENTS, INC.